# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SES AI Corporation, CIK 0001819142
CUSIP: 78397Q109
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 35 Cabot Rd., Woburn, Massachusetts (MA), 01801
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-247601
Filed by CIK 0001947998

## Reporting persons
- SK Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 15,741,972; shared voting power 0; sole dispositive power 15,741,972; shared dispositive power 0; aggregate amount beneficially owned 15,741,972 (4.91% of the class)
  Comment: Amounts reported as of February 11, 2025 and include 3,829,028 shares of Class A Common Stock issuable upon satisfaction of certain price conditions (the "Earn-Out Shares"). Percentage based on 316,709,306 shares of Class A Common Stock outstanding as of 2024-10-28 as reported on the Issuer's Form 10-Q, filed on 2024-11-01, plus the Earn-Out Shares.

## Item 1. Issuer
Name of issuer: SES AI Corporation
Address of issuer's principal executive offices: 35 Cabot Rd., Woburn, MA 01801

## Item 2. Person Filing
Name of person filing: SK Inc.
Address of principal business office or, if none, residence: 26, Jong-Ro, Jongno-Gu, Seoul, South Korea 03188
Citizenship: Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to item 9 on cover page.
Percent of class: See response to item 11 on cover page
Sole power to vote or to direct the vote: See response to item 5 on cover page
Shared power to vote or to direct the vote: See response to item 6 on cover page
Sole power to dispose or to direct the disposition: See response to item 7 on cover page
Shared power to dispose or to direct the disposition: See response to item 8 on cover page

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SK Inc.: /s/ Byung Don Kwon, Vice President, Head of Financial Strategy (02/12/2025)